Exhibit 4.1

Description of Capital Stock

The following description sets forth certain material terms and provisions of the capital stock of Hartford Creative Group, Inc., which is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description also summarizes relevant provisions of the Nevada Revised Statutes (“NRS”). The following description is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the relevant provisions of the NRS, our Amended and Restated Bylaws dated December 24, 2024 (the “Bylaws”), and our Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”), which are filed as Exhibit 3.6 and Exhibit 3.5, respectively, to this registration statement on Form S-1 of which this Exhibit 4.1 is a part, and are incorporated by reference herein. We encourage you to read the Articles of Incorporation and the Bylaws, and the relevant provisions of the NRS for additional information. Unless the context requires otherwise, all references to “we,” “us,” “our” and the “Company” in this Exhibit 4.1 refer solely to Hartford Creative Group, Inc. and not to its subsidiaries.

Authorized and Outstanding Capital Stock

The Company is authorized to issue 75,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and 5,000,000 shares of undesignated preferred stock, par value $0.001 per share (“Preferred Stock”). As of [August 25, 2025], there were 25,027,004 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding.

Common Stock

Voting. Holders of shares of the Common Stock are entitled to one vote for each share held of record on matters properly submitted to a vote of our stockholders. Stockholders are not entitled to vote cumulatively for the election of directors.

Dividends. Subject to the dividend rights of the holders of any outstanding series of Preferred Stock, holders of shares of Common Stock will be entitled to receive ratably such dividends, if any, when, as, and if declared by the board of directors of the Company (the “Board”) out of the Company’s assets or funds legally available for such dividends or distributions.

Liquidation and Distribution. In the event of any liquidation, dissolution, or winding up of the Company’s affairs, holders of the Common Stock would be entitled to share ratably in the Company’s assets that are legally available for distribution to its stockholders. If the Company has any Preferred Stock outstanding at such time, holders of the Preferred Stock may be entitled to distribution preferences, liquidation preferences, or both. In such case, the Company must pay the applicable distributions to the holders of its Preferred Stock before it may pay distributions to the holders of Common Stock.

Conversion, Redemption, and Preemptive Rights. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights.

Sinking Fund Provisions. There are no sinking fund provisions applicable to the Common Stock.

Anti-Takeover Effects of Nevada Law and the Articles of Incorporation and Bylaws

General. Certain provisions of the Articles of Incorporation and Bylaws, and certain provisions of the NRS could make our acquisition by a third party, a change in our incumbent management, or a similar change of control more difficult. These provisions, which are summarized below, are likely to reduce our vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of our assets or an unsolicited takeover attempt. The summary of the provisions set forth below does not purport to be complete and is qualified in its entirety by reference to the Articles of Incorporation and the Bylaws and the relevant provisions of the NRS.

Authorized but Unissued Shares. Our authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance, subject to any limitations imposed by the listing standards of the OTC Markets Group and Nasdaq Capital Market, as applicable. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Advance Notice Requirements. Stockholders wishing to nominate persons for election to our Board at a meeting or to propose any business to be considered by our stockholders at a meeting must comply with certain advance notice and other requirements set forth in our Bylaws.

Special Meetings. Our Bylaws provide that special meetings of stockholders may be called at any time by the Board, the chairman of the Board, the President of the Company, or by holders of a majority of the Company’s issued and outstanding stock.

Removal of Directors. Our Bylaws provide that any directors may be removed either with or without cause at any time by the vote of stockholders representing two-thirds of the voting power of the issued and outstanding capital stock entitled to vote.

Nevada Anti-Takeover Statutes. The NRS contains provisions restricting the ability of a Nevada corporation to engage in business combinations with an interested stockholder. We are subject to Sections 78.411 – 78.444 of the Nevada Revised Statutes, relating to combinations with interested stockholders whose acquisition of shares was not approved by the Company’s Board. These provisions prohibit an “interested stockholder” from entering into a “combination” with the Company unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10% or more of the Company’s capital stock entitled to vote. The NRS also permits directors to resist a change or potential change in control of the corporation if the directors determine that the change or potential change is opposed to or not in the best interest of the corporation.

Stock Exchange Listing

The Common Stock is traded on the OTC Markets Group under the symbol “HFUS.”

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Odyssey Transfer and Trust Company located at 2155 Woodlane Drive, Suite 100, Woodbury, MN 55125 and its telephone number is 1-855-584-2880.